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S GE COMMISSION
20549

04003300

REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51825

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MultiTrade Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue, Suite 1600
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis F. Restrepo — (212) 880-2690
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 2 2 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MULTITRADE SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(with supplementary information)

MULTITRADE SECURITIES LLC

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
MultiTrade Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of MultiTrade Securities LLC (the "Company") as of December 31, 2003, and the related statements of operations, changes in members' equity, changes in subordinated liabilities, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of MultiTrade Securities LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
January 30, 2004

MULTITRADE SECURITIES LLC

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash and cash equivalents	$ 25,568
Due from brokers	328,794
Commissions receivable	22,959
Property and equipment, net	27,647
Other assets	4,640
	$ 409,608
LIABILITIES AND MEMBERS' EQUITY	
Accrued expenses and other liabilities	$ 177,363
Subordinated liabilities	455,000
Members' equity	(222,755)
	$ 409,608

See notes to financial statements

MULTITRADE SECURITIES LLC

Statement of Operations
Year Ended December 31, 2003

Revenues:	
Commissions	$ 1,443,950
Interest	1,660
	1,445,610
Expenses:	
Clearing fees	497,619
Travel and entertainment	72,938
Broker expense	61,186
Research	82,283
Telephone	25,565
Rent	222,734
Compensation and benefits	486,768
Professional fees	289,831
Depreciation	32,053
Interest	16,188
Other	136,309
	1,923,474
Net loss	$ (477,864)

See notes to financial statements

MULTITRADE SECURITIES LLC

Statement of Changes in Members' Equity

Members' equity - January 1, 2003	**$ 143,109**
Contributions	**112,000**
Net loss	**(477,864)**
Members' equity - December 31, 2003	**$ (222,755)**

See notes to financial statements

MULTITRADE SECURITIES LLC

Statement of Changes in Subordinated Liabilities

Subordinated liabilities - January 1, 2003	$ 300,000
Additional borrowings	155,000
Subordinated liabilities - December 31, 2003	$ 455,000

MULTITRADE SECURITIES LLC

Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ (477,864)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	32,053
Changes in:	
Due from brokers	(139,902)
Commissions receivable	12,756
Advances to affiliates	53,283
Other assets	87,511
Accrued expenses and other current liabilities	(2,755)
Net cash used in operating activities	(434,918)
Cash flows from investing activities:	
Purchase of property and equipment	(38,555)
Cash flows from financing activities:	
Contributions	112,000
Subordinated loan borrowing	155,000
Net cash provided by financing activities	267,000
Net decrease in cash and cash equivalents	(206,473)
Cash and cash equivalents - January 1, 2003	232,041
Cash and cash equivalents - December 31, 2003	$ 25,568
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 16,188

See notes to financial statements

MULTITRADE SECURITIES LLC

Notes to Financial Statements
December 31, 2003

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

MultiTrade Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is member of the National Association of Securities Dealers, Inc. The Company's principal business is introducing customers to its clearing brokers, pursuant to fully disclosed clearance agreements, for which it earns commissions.

The Company does not carry accounts for customers or perform custodial functions related to securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, the Company is exempt pursuant to paragraph k(2)(ii) from the Securities and Exchange Commission Rule 15c3-3.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has a deficit in members' equity and incurred a significant operating loss for the year ended December 31, 2003. As discussed in Note E, in January 2004 the Company terminated its project agreement with Bloomberg and B-Trade. The Company has begun to develop a commission-based trading business on behalf of institutional customers in the United States. Management believes the Company will generate sufficient positive cash flow during the year ended December 31, 2004. In addition, the Company is in the final stages of selling a minority ownership stake to a strategic investor that will provide the Company with additional capital as well as the opportunity to become the introducing broker to several of the strategic investor's customers who are active traders. There is no assurance that this transaction will be consummated in 2004 or in the future, however, the strategic investor has committed to fund the cash flow needs of the Company through June 30, 2005.

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[3] *Revenue recognition:*

Commission revenue is associated with transactions in securities, mutual funds and other products and is recorded on a trade-date basis.

[4] *Statement of cash flows:*

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

[5] Concentration of credit and off balance sheet risk:

The Company conducts business with its clearing brokers on behalf of its customers pursuant to its clearance agreements. In the event that the Company's customers do not fulfill their obligations in connection with their securities transactions, the Company has agreed to indemnify its clearing brokers for losses the clearing broker may sustain as a result of this failure. Additionally, the Company's cash balances are held in accounts at one financial institution.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Property and equipment:

Property and equipment are stated at cost. Depreciation is provided for on a straight-line basis over the estimated useful lives of the assets, usually three years.

[7] Income taxes:

No provision is made in the accompanying financial statements for liabilities for federal or state income taxes since such liabilities are the responsibility of the individual members. The City of New York assesses a tax on the income of unincorporated businesses operating within its jurisdiction at the rate of 4% of net income, as adjusted.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 consist of the following:

Computer equipment (3 year recovery period)	$ 85,619
Furniture and fixtures	9,203
Less accumulated depreciation	(67,175)
Net property and equipment	$ 27,647

Depreciation expense for the year ended December 31, 2003 amounted to $32,053.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $194,958, which exceeds the Company's minimum net capital requirement by $183,134. The Company's ratio of aggregate indebtedness to net capital was .9 to 1 as of December 31, 2003.

NOTE D - SUBORDINATED NOTES PAYABLE

The Company had a subordinated loan from one of its members for $300,000, which matured on July 31, 2003. On July 23, 2003, the Company extended the subordinated loan agreement and borrowed an additional $155,000 from its member, which matures on July 31, 2006. The new agreement was approved for regulatory net capital purposes by the National Association of Securities Dealers, Inc. and bears interest at the three month LIBOR plus 0.55% per annum. The LIBOR at December 31, 2003 was 1.15%. Interest expense on the subordinated loan for the year ended December 31, 2003, which was fully paid at December 31, 2003 was $5,715.

NOTE E - ECONOMIC CONCENTRATION

During 2003, the Company did business in conjunction with Bloomberg Tradebook, LLC ("Bloomberg") and B-Trade Services, LLC ("B-Trade"), an affiliate of the Bank of New York Company, Inc. A customer of the Company needed to be licensed to use the services of Bloomberg and be located in and execute trades in Latin America. Otherwise customers needed to be mutually agreed to by both the Company and B-Trade. The above structure resulted in an economic dependency of the Company on Bloomberg and B-Trade. B-Trade Subordinated Funding, LLC, an affiliate of Bloomberg Tradebook, and BNY Capital Corporation, an affiliate of B-Trade, are minority members of the Company.

Effective January 14, 2004, the Company terminated its project agreement with Bloomberg and B-Trade, and no longer does business in conjunction with Bloomberg, or exclusively in Latin America. The Company's prime business will be commission based trading on behalf of institutional clients in the United States.

Supplementary Information

MULTITRADE SECURITIES LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2003

Net capital:	
Members' equity	$ (222,755)
Excess blanket bond deductible	(5,000)
Subordinated liabilities allowable in computation of net capital	455,000
	227,245
Nonallowable assets:	
Equipment, net	27,647
Other assets	4,640
	32,287
Net capital	$ 194,958
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $177,363 or $5,000	$ 11,824
Excess net capital	$ 183,134
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 177,363
Ratio of aggregate indebtedness to net capital	0.9 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 129,171
Increase (decrease) in net income:	
Commission income	76,582
UBT tax expense	(4,975)
Other	(16,696)
	184,082
Increase (decrease) in nonallowable assets:	
Property and equipment, net	(3,364)
Other assets	14,240
	10,876
Net capital per above, as adjusted	$ 194,958

See notes to financial statements

Eisner

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
MultiTrade Securities LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of MultiTrade Securities LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8(b) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
January 30, 2004